AMPLITUDE HEALTHCARE ACQUISITION CORPORATION

1177 Avenue of the Americas, Floor 40

New York, NY 10036

November 18, 2019

VIA EDGAR

Ms. Susan Block

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Amplitude Healthcare Acquisition Corporation
Registration Statement on Form S-1
Filed October 25, 2019, as amended
File No. 333-234324

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amplitude Healthcare Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. EST on Tuesday, November 19, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Bala Venkataraman
Bala Venkataraman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Mayer Brown LLP